October 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess, Special Counsel

Re:	Inovalon Holdings, Inc.

Schedule 13E-3 filed by Inovalon Holdings, Inc.; Ocala Bidco, Inc.; Ocala Merger Sub, Inc.; Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV- RAIF—Compartment 1; Keith R. Dunleavy, M.D.; Meritas Group, Inc.; and Cape Capital SCSp, SICAR – Inovalon Sub-Fund

Filed September 17, 2021

File No. 005-88742

Preliminary Proxy Statement on Schedule 14A

Filed September 17, 2021 by Inovalon Holdings, Inc.

File No. 001-36841

Dear Mr. Shainess:

On behalf of Inovalon Holdings, Inc. (the “Company”), we hereby submit the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company dated October 05, 2021 (the “Comment Letter”) with respect to the Schedule 13E-3 and preliminary proxy statement on Schedule 14, each filed with the Commission by the Company on September 17, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”) and Amendment No. 1 to the preliminary proxy statement (the “Preliminary Proxy Statement Amendment”) through EDGAR.

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in italicized text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Preliminary Proxy Statement Amendment. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Preliminary Proxy Statement Amendment.

Preliminary Proxy Statement on Schedule 14A

General

1.

It appears that Nordic Capital Epsilon GP SARL and Mr. André Hoffmann, who separately entered into support agreements with Parent, may be deemed affiliates of the issuer and are engaged in the going-private transaction. Please include

Securities and Exchange Commission	October 8, 2021

them as filing persons in the Schedule 13E-3 along with the corresponding disclosure requirements. Alternatively, provide your legal analysis as to why they are not required to be included as filing persons.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 52, 54, 55, 97, 98 and 99 of the Preliminary Proxy Statement Amendment and on the cover of the 13E-3 Amendment.

Summary Term Sheet – Parties to the Merger, page 9

2.	Explain in plain English the reason that the Rollover Stockholders entered into the Rollover Agreements and the purpose of such agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Preliminary Proxy Statement Amendment.

Special Factors – Recommendations of the Company Board and the Special Committee; Fairness of the Merger

3.

The Discussion here and in the section describing the position of the Parent Entities as to the fairness of the merger addresses the fairness of the merger to the “Public Stockholders.” We note that the Public Stockholders consist of the Company’s stockholders other than the Rollover Stockholders, their respective affiliates or any executive officer or director of the Company, rather than all “unaffiliated security holders” as required by Item 1014(a) of Regulation M-A. Please conform the disclosure here and throughout the proxy statement to the standards codified in Item 1014(a) by revising or supplementing the disclosure of the fairness determinations to make clear that the determination is consistently directed, as required, to unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term “unaffiliated security holder.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Letter and page 7 of the Preliminary Proxy Statement Amendment to clarify that only “unaffiliated security holders” as defined in Rule 13e-3(a)(4) under the Securities Exchange Act (the “Exchange Act”) are included in the defined term “Public Stockholders”.

4.

Refer to comment 3 above. Item 1014(c) of Regulation M-A requires affirmative disclosure of whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. Your disclosure indicates that adoption and approval of the Merger Agreement requires majority approval by the “Public Stockholders” rather than unaffiliated security holders. Please revise your disclosure to comport with the standard set forth in Item 1014(c).

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Letter and page 7 of the Preliminary Proxy Statement Amendment to clarify that only “unaffiliated security holders” as defined in Rule 13e-3(a)(4) under the Exchange Act are included in the defined term “Public Stockholders”.

Securities and Exchange Commission	October 8, 2021

5.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii), (iv), and (v) of Instruction 2 or explain why the Board did not deem such factors material or relevant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of the Preliminary Proxy Statement Amendment to clarify that the factor described in clause (iv) is included in the discussion and to clarify why the Board did not deem the factors described in clauses (iii) and (v) material or relevant.

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If the Staff has any questions or requires additional information concerning the responses contained herein, the 13E-3 Amendment, the Preliminary Proxy Statement Amendment or related matters, please do not hesitate to call me at (212) 906-1749 or, in my absence, Peter Harwich at (212) 906-1899 or Leah Sauter at (212) 906-1806.

Very truly yours,

/s/ David Allinson

David Allinson, Esq.

Latham & Watkins LLP

cc:	Jonathan Boldt

Chief Financial Officer

Inovalon Holdings, Inc.

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